Filed by: Rovi Corporation

pursuant to Rule 425

under the Securities Act of 1933, as amended, and

deemed filed pursuant to Rule 14d-2

under the Securities Exchange Act of 1934, as amended

Subject Company: Sonic Solutions

Commission File No. 000-23190

Rovi Corporation Enters Definitive Agreement to Acquire Sonic Solutions

- Combined Company to Enable Broad Solutions for Content Distributors, Service Providers, CE Manufacturers, and Retailers to Deliver Premium Digital Media Entertainment and Accelerate Rovi’s Advertising Opportunity

SANTA CLARA and NOVATO, Calif., December 22, 2010 – Rovi Corporation (NASDAQ: ROVI) and Sonic Solutions (NASDAQ: SNIC) today announced that the two companies have signed a definitive agreement for Rovi to acquire Sonic in a stock and cash transaction. The enterprise value of the transaction is approximately $720 million and the per share value of Sonic common stock at signing of the agreement is $14.17, a 38.2 percent premium to Sonic’s 30 day average per share closing price as of December 21, 2010. The acquisition is structured as an exchange offer for all of the outstanding shares of Sonic common stock, to be followed by a merger.

Rovi, a provider of next generation guidance solutions including TotalGuide, discovery, metadata, advertising and networking technologies and Sonic, a provider of digital video processing, playback and distribution technologies, both leaders in the digital entertainment industry, together will bring an end-to-end solution that enables integration across the ecosystem. The acquisition of Sonic will enable Rovi to broaden its solutions to content owners, device makers, retailers and operators.

Sonic has licensed its industry leading cloud-based digital media delivery infrastructure known as RoxioNow, to major retailers, movie studios and CE manufacturers. RoxioNow incorporates a catalog of over 10,000 movies and TV programs, which are accessible through connected CE devices such as digital televisions, Blu-ray players and mobile phones. The RoxioNow technology is expected to be on over 30 million connected devices by June 2011. Sonic’s DivX offering is distributed in over 350 million CE devices. The DivX player software has been downloaded over 100 million times per year and 500 million times cumulatively, and has had over 2.5 billion launches since 2009. Sonic’s broad offerings coupled with Rovi’s guide software and metadata will generate an expanded solution and a richer user experience. With a footprint spanning hundreds of millions of devices and households, Rovi believes this will expand its advertising distribution opportunity.

The combined company will be able to power the next generation of digital entertainment offerings with content discovery, delivery, and enhanced interactivity capabilities that support advertising and drive consumer engagement. Integration between RoxioNow and TotalGuide has already occurred as part of the TotalGuide general availability release – RoxioNow’s retail customers are supported through TotalGuide. In the future, Rovi expects to power RoxioNow’s user experience with the same web services that power TotalGuide. Rovi believes this integration will result in accelerated uptake of premium content.

“Rovi and Sonic share a vision for the future of digital entertainment and how to deliver the best consumer experience possible,” said Fred Amoroso, president and CEO of Rovi Corporation. “We believe Sonic has built an exciting portfolio that complements Rovi’s TotalGuide as well as our broad portfolio of solutions. Together, we believe the two companies will be able to address the expanding digital entertainment market with unique capabilities that will bring enhanced value to consumers.”

“The digital entertainment sector is transforming at a faster rate than just a year or two ago and consumers are seeking new ways to discover and enjoy digital content, specifically premium content.” said Dave Habiger, president and CEO of Sonic Solutions. “By joining forces with Rovi, we will provide the industry with a broad range of solutions that strengthens our customers’ ability to compete as consumers’ primary source for digital entertainment. For our Hollywood studio partners, eager to expand digital delivery, the larger footprint of our combined company enables them to market their content broadly.”

Under the terms of the agreement, which has been approved by both Boards of Directors, Sonic shareholders may elect to receive either $14.00 or 0.2489 shares of Rovi common stock for each share tendered and accepted in the exchange offer, subject to proration and adjustment pursuant to the definitive agreement. Cash consideration paid in the exchange offer will equal 55 percent of the aggregate value of consideration paid in the exchange offer and stock consideration issued in the exchange offer will equal 45 percent of the consideration, with shares of Rovi common stock being valued at $56.24 (the average closing price of Rovi common stock over the 20 trading days ending immediately prior to the date of the agreement) for purposes of such calculation. Upon consummation of the exchange offer, Rovi intends to complete a merger in order to acquire all the shares of Sonic common stock that remain outstanding after the completion of the exchange offer. If the initial exchange offer and related actions permitted by the agreement do not result in Rovi owning at least 90 percent of the outstanding shares of Sonic common stock, the consideration paid to Sonic shareholders in the merger may consist entirely of Rovi common stock at an exchange ratio of 0.2489 shares of Rovi common stock. Upon completion of the merger, Sonic Solutions will become a wholly-owned subsidiary of Rovi.

Rovi intends to commence an exchange offer for all of the outstanding shares of Sonic Solutions in January 2011, which will remain open for at least 20 business days. Sonic directors and senior management, who own approximately 11.2% of Sonic’s total equity, have agreed with Rovi to tender their shares and to vote any remaining shares that they own for the merger.

The transaction is subject to customary closing conditions and regulatory approvals, as well as the valid tender of a majority of the outstanding shares of Sonic common stock in the exchange offer, on a fully-diluted basis. The exchange offer is expected to close during the first quarter of 2011.

Rovi will use cash on hand to fund the cash portion of the consideration and the transaction is not contingent on any debt financing. Separately, however, Rovi intends to raise approximately $500 million of non-convertible term loan financing, which it expects to use for general corporate purposes, including the repurchase of its common stock and its outstanding convertible notes from time to time, depending on market conditions. Rovi’s Board of Directors has authorized up to $400 million in stock purchases and up to $200 million in purchases of Rovi’s outstanding convertible notes.

Rovi also announced that it is raising and narrowing its estimates for 2010 to a range of $538-$542 million for revenue and $2.08-$2.12 for Adjusted Pro Forma Income Per Common Share. This transaction is expected to generate over $15 million in synergies in 2011 and be $0.05 to $0.10 accretive to 2011 Adjusted Pro Forma Income Per Common Share.

Sonic was advised by William Blair & Company, LLC and Morrison & Foerster, LLP. Cooley LLP acted as legal adviser and JPMorgan acted as financial advisor and delivered a fairness opinion to the Rovi board of directors.

Conference Call

Rovi Corporation will hold an investor conference call at 8:30am Eastern time on Thursday, December 23, 2010. Investors and analysts interested in participating in the conference are welcome to call 877-941-6010 and reference the Rovi call.

The conference call can also be accessed via live webcast in the Investor Relations section of Rovi’s website at http://www.rovicorp.com/. The on-demand audio webcast of the conference call will be made available as soon as practicable after the live webcast ends.

A replay of the conference call can be accessed by calling 800-406-7325 and referencing the Rovi call. A replay of the conference call will be made available as soon as practicable after the conference call ends.

Non-GAAP or Adjusted Pro Forma Information

The estimated Adjusted Pro Forma Income Per Common Share information provided in this press release is a non-GAAP financial measure that, for fiscal 2010, does not give effect to the proposed acquisition of Sonic. Rovi Corporation has historically provided non-GAAP or “Adjusted Pro Forma” financial information to assist investors in assessing its current and future operations in a way that its management evaluates those operations.

Adjusted Pro Forma Income Per Common Share is based on Adjusted Pro Forma Income, which has historically been calculated by Rovi as pro forma income (loss) from continuing operations, net of tax, adding back non-cash items such as equity-based compensation, amortization of intangibles, amortization or write-off of note issuance costs, non-cash interest expense recorded on convertible debt under Accounting Standards Codification (“ASC”) 470-20 (formerly known as FSP APB 14-1), mark-to-market fair value adjustments for interest rate swaps and caps, and the reversals of discrete tax items including reserves; as well as items which impact comparability that are required to be recorded under GAAP, but that the Company believes are not indicative of its core operating results such as transaction, transition and integration costs, restructuring and asset impairment charges, payments to note holders and for expenses in connection with the early redemption of debt, court awarded fees, gains on sale of strategic investments, the loss on exiting the Guideworks Joint Venture, and expenses related to certain Gemstar pre-acquisition indemnification and other matters in excess of reserves established in purchase accounting. While depreciation expense is a non-cash item, it is included in Adjusted Pro Forma Income as a reasonable proxy for capital expenditures. Estimated Adjusted Pro Forma Income Per Common Share is calculated using Adjusted Pro Forma Income (estimated for 2010 consistent with the method used by Rovi to calculate historical Adjusted Pro Forma Income) and taking into account the benefit of Rovi’s convertible debt call option when it allows the Company to purchase shares of its own stock at a price below what those shares could be purchased for in the open market.

Adjusted Pro Forma Income Per Common Share and Adjusted Pro Forma Income are supplemental measures of the Company’s performance that are not required by, and are not presented in accordance with GAAP. The estimated Adjusted Pro Forma information does not substitute for any performance measure derived in accordance with GAAP, including, but not limited to, GAAP basis pro forma information.

Management has been using Adjusted Pro Forma financial measures since the acquisition of Gemstar-TV Guide International (“Gemstar”). Rovi management did so, in part, because it believes that including Gemstar’s operating results only for the period since its acquisition on May 2, 2008 diminishes the comparative value of results from the prior year. Adjusted Pro Forma financial information assumes all acquisitions occurring prior to March 31, 2009 (including the Gemstar acquisition) and all divestitures (including Software, Games, eMeta, Norpak, TV Guide Magazine, TVG Network, TV Guide Network and TV Guide Online), as well as any discontinued operations and product lines were effective on January 1, 2007. Additionally, the TVG Network, TV Guide Network and TV Guide Online businesses are assumed to have been sold for aggregate proceeds of $275 million which is assumed to have reduced the debt issued in conjunction with the acquisition of Gemstar. The estimated Adjusted Pro Forma financial information for fiscal 2010, included in this press release, does not give effect to the Sonic acquisition.

Rovi’s management evaluates and makes operating decisions about its business operations primarily based upon Revenue, Adjusted Pro Forma Income and Adjusted Pro Forma Income Per Common Share. Management uses Adjusted Pro Forma Income and Adjusted Pro Forma Income Per Common

Share as measures as they exclude items management does not consider to be “core costs” or “core proceeds” when making business decisions. Therefore, management presents these Adjusted Pro Forma financial measures along with GAAP measures. For each such Adjusted Pro Forma financial measure, the adjustment provides management with information about the Company’s underlying operating performance that enables a more meaningful comparison of its financial results in different reporting periods. For example, since Rovi does not acquire businesses on a predictable cycle, management excludes amortization of intangibles from acquisitions, transaction costs and transition and integration costs in order to make more consistent and meaningful evaluations of Rovi’s operating expenses. Management also excludes the effect of restructuring and asset impairment charges, insurance settlements, losses on debt redemption, court awarded fees, the loss on exiting the Guideworks Joint Venture, expenses related to certain Gemstar pre-acquisition indemnification and other matters in excess of reserves established in purchase accounting and gains on sale of strategic investments for the same reason. Management excludes discontinued product lines as it believes this exclusion is as meaningful for comparability purposes as excluding the results from a business that meets the criteria to be classified as discontinued operations on a GAAP basis. Management excludes the impact of equity-based compensation to help it compare current period operating expenses against the operating expenses for prior periods and to eliminate the effects of this non-cash item, which, because it is based upon estimates on the grant dates, may bear little resemblance to the actual values realized upon the future exercise, expiration, termination or forfeiture of the equity-based compensation, and which, as it relates to stock options and stock purchase plan shares, is required for GAAP purposes to be estimated under valuation models, including the Black-Scholes model used by Rovi. Management excludes non-cash interest expense recorded on convertible debt under ASC 470-20, mark-to-market fair value adjustments for interest rate swaps and caps, and the reversals of discrete tax items including reserves as they are non-cash items and not considered “core costs” or meaningful when management evaluates Rovi’s operating expenses. Management reclassifies the current period benefit of the interest rate swaps from other income or expense to interest expense in order for interest expense to reflect the swap rates, as these instruments were entered into to convert, from fixed to floating, the interest rate Rovi pays on its convertible debt. Management includes the benefit of the convertible debt call option, which allows Rovi to purchase up to 5.4 million shares of its own stock at approximately $28.28, and is excluded from GAAP EPS calculation as it is anti-dilutive, because the pragmatic reality is management would exercise this option rather than allow this dilution to occur.

Management uses these Adjusted Pro Forma financial measures to help it make budgeting decisions, including decisions that affect operating expenses and operating margin. Further, Adjusted Pro Forma financial information helps management track actual performance relative to financial targets. Making Adjusted Pro Forma financial information available to investors, in addition to GAAP financial information, may also help investors compare Rovi’s performance with the performance of other companies in our industry, which may use similar financial measures to supplement their GAAP financial information.

Management recognizes that the use of Adjusted Pro Forma financial measures has limitations, including the fact that management must exercise judgment in determining which types of charges should be excluded from the Adjusted Pro Forma financial information. Because other companies, including companies similar to Rovi, may calculate their non-GAAP financial measures differently than Rovi calculates its Adjusted Pro Forma measures, these Adjusted Pro Forma measures may have limited usefulness in comparing companies. Management believes, however, that providing this Adjusted Pro Forma financial information, in addition to the GAAP financial information, facilitates consistent comparison of Rovi’s financial performance over time. Rovi has provided Adjusted Pro Forma financial information to the investment community, not as an alternative, but as an important supplement to GAAP financial information; to enable investors to evaluate Rovi’s core operating performance in the same way that management does.

Additional Information and Where to Find It

The exchange offer for the outstanding common stock of Sonic Solutions referred to in this press release has not yet commenced. This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Sonic Solutions. Sonic Solutions shareholders are urged to read the relevant exchange offer documents when they become available because they will contain important information that shareholders should consider before making any decision regarding tendering their shares. At the time the offer is commenced, Rovi will file exchange offer materials with the U.S. Securities and Exchange Commission and Sonic Solutions will file a Solicitation/Recommendation Statement with respect to the offer. The exchange offer materials (including a Prospectus and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the exchange offer. The Prospectus and certain other offer documents, as well as the Solicitation/Recommendation

Statement, will be made available to all shareholders of Sonic Solutions at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the Commission’s web site at www.sec.gov. Free copies of the Offer to Purchase, the related Letter of Transmittal and certain other offering documents will be made available by Rovi by mail to Rovi Corporation, 2830 De La Cruz Blvd, Santa Clara, CA 95050, attention: Investor Relations, and free copies of the Solicitation/Recommendation Statement will be made available by Sonic Solutions by mail to Sonic Solutions, 7250 Redwood Blvd., Suite 300 Novato, CA 94945, attention: Investor Relations.

Interests of Certain Persons in the Offer and the Merger

Rovi will be, and certain other persons may be, soliciting Sonic Solutions shareholders to tender their shares into the exchange offer. The directors and executive officers of Rovi and the directors and executive officers of Sonic Solutions may be deemed to be participants in Rovi’s solicitation of Sonic Solutions’s shareholders to tender their shares into the exchange offer.

Investors and shareholders may obtain more detailed information regarding the names, affiliations and interests of the directors and officers of Rovi and Sonic Solutions in the exchange offer by reading the Prospectus and certain other offer documents, as well as the Solicitation/Recommendation Statement, when they become available.

About Rovi Corporation

Rovi Corporation is focused on revolutionizing the digital entertainment landscape by delivering solutions that enable consumers to intuitively connect to new entertainment from many sources and locations. The company also provides extensive entertainment discovery solutions for television, movies, music and photos to its customers in the consumer electronics, cable and satellite, entertainment and online distribution markets. These solutions, complemented by industry leading entertainment data, create the connections between people and technology, and enable them to discover and manage entertainment in an enjoyable form.

Rovi holds over 4,700 issued or pending patents worldwide and is headquartered in Santa Clara, California, with numerous offices across the United States and around the world including Japan, Hong Kong, Luxembourg, and the United Kingdom. More information about Rovi can be found at http://www.rovicorp.com/.

About Sonic Solutions

Sonic Solutions® (NASDAQ: SNIC) enables the creation, distribution and enjoyment of digital media from Hollywood to home. For more than a decade, Sonic product, service, and technology brands including Roxio®, RoxioNow™, DivX® and Main Concept, have fueled home entertainment, powered rich digital media functionality on a range of platforms for a variety of partners, and inspired unique personal media experiences for hundreds of millions of consumers. Sonic technologies deliver a universal platform for Hollywood Studios, retailers, consumer electronics manufacturers, and PC OEMs to provide consumers instant access to premium entertainment from virtually anywhere.

For more information:

Rovi Corporation

Lauren Landfield

408 562-8400

Lauren.landfield@rovicorp.com

Linda Quach

408 562-8504

Linda.quach@rovicorp.com

Sonic Solutions

Chris Taylor

408 367-5231

Chris_Taylor@sonic.com

Forward Looking Statements

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements include the expected timetable and structure of the transaction between Rovi Corporation and Sonic Solutions, the transaction’s anticipated strategic and financial benefits, revenues and earnings guidance for Rovi, any potential stock or convertible note repurchases, and Rovi’s expected debt financing efforts. The statements made by Rovi and Sonic in this release are based upon current expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include the satisfaction of closing conditions for the acquisition, including clearance under the Hart-Scott-Rodino Antitrust Improvements Act and the tender of a majority of the outstanding shares of common stock of Sonic Solutions; ability to consummate a debt financing on terms acceptable to Rovi; market conditions; the effect of the announcement of the transaction on Rovi’s and Sonic’s respective businesses; the impact of any failure to complete the exchange offer and the merger; the risk that Rovi will not realize the anticipated benefits of the acquisition; the potential inability to successfully operate or integrate Sonic’s business and expand product offerings as a result thereof; general industry and economic conditions; and other factors beyond the companies’ control and the risk factors and other cautionary statements described in Rovi’s and Sonic’s filings with the SEC. Such factors are further addressed in Rovi’s and Sonic Solution’s most recent reports on Form 10-Q for the period ended September 30, 2010 and such other documents as are filed by Rovi or Sonic with the Securities and Exchange Commission from time to time (available at www.sec.gov). Neither Rovi nor Sonic Solutions assume any obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, except as required by law.